Rivus Bond Fund

113 King Street

Armonk, NY 10504

May 3, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Attn.:  James E. O’Connor, Attorney/Adviser

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Rivus Bond Fund

(File Nos. 333-165590 and 811-02201)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Rivus Bond Fund (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) declare the Registrant’s Registration Statement on Form N-14 effective at 5:30 p.m. Eastern Time on Monday, May 3, 2010, or as soon as practicable thereafter.

You may direct any questions or comments concerning this request to Joseph V. Del Raso, Esq. of Pepper Hamilton LLP (215) 981-4506 or, in his absence, to John P. Falco at (215) 981-4659.

RIVUS BOND FUND

By:	/s/Leonard I. Chubinsky
Leonard I. Chubinsky
Secretary

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

Andrew C. Maher

direct dial:  (215) 981- 4659

mahera@pepperlaw.com

May 3, 2010

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:  James E. O’Connor, Attorney/Advisor

          Ms. Christina DiAngelo, Staff Accountant

Re:	Rivus Bond Fund
File Nos. 333-165590 and 811-02201

Dear Mr. O’Connor:

On behalf of the Rivus Bond Fund (the “Registrant”), accompanying this letter is Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-14 (“Amendment No. 3) relating to the reorganization of The Hartford Income Shares Fund, Inc. (the “Acquired Fund”) into the Registrant (the “Reorganization”).  Amendment No. 3 is being filed to (i) incorporate changes to the combined proxy/prospectus and statement of additional information (“SAI”) in response to oral comments provided on April 23, 2010 from the staff of the Commission (the “Staff”) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 filed on April 19, 2010 (“Amendment No. 2”) and (ii) make other non-material changes.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in Amendment No. 2 with respect to the Registrant and the Acquired Fund.  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Registrant’s response to the Staff’s comments.  The Registrant’s responses to the Staff’s comments are reflected in Amendment No. 3.

*              *              *

1.                                      Provide the Registrant’s analysis in determining that the Registrant will be the accounting survivor of the Reorganization.  Consider the factors set forth in the North

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American Security Trust No-Action Letter (North American Security Trust, SEC No-Action Letter, pub. avail. August 5, 1994.

Response:  The Registrant considered the factors set forth in the North American Security Trust No-Action Letter (North American Security Trust, SEC No-Action Letter, pub. avail. August 5, 1994, and has determined that the Registrant will be the accounting survivor of the Reorganization based on the following: (1) after the Reorganization the Combined Fund will have the same investment adviser, portfolio managers, investment objectives, policies and restrictions and expense structure as the Registrant, (2) a majority of the assets of the Combined Fund will be attributable to the Registrant; and (3) the Combined Fund will have a substantially similar portfolio composition to that of the Registrant prior to the Reorganization.  Accordingly, the Registrant will be the accounting survivor and have its financial statements carried forward after the Reorganization.

2.                                      In the proxy/prospectus and in the narrative pro forma financial statements, disclose the estimated percentage of the Acquired Fund’s portfolio required to be sold as a result of the Reorganization (i.e. not inconsistent with the Registrant’s investment policies) in, the estimated total and per share dollar value of any capital gains or losses resulting from such transactions and the estimated fees and expenses of such transactions.

Response:  The proxy/prospectus has been revised to reflect the Staff’s comment.  It is not anticipated that any of the portfolio securities currently in the Acquired Fund’s portfolio will be required to be sold by the Acquired Fund in connection with the Reorganization.

3.                                      In the last entry on the table on page 20 and in the first bullet point under the heading “Benefits of the Reorganization to the Acquired Fund’s Shareholders” on page 25 of the proxy/prospectus, the value of assets for the Acquired Fund be consistent in stating (“total” or “net”).

Response:  The proxy/prospectus has been revised to reflect the Acquired Fund’s net assets as of March 31, 2010 in both places.

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4.                                      In the fee table On page 27 of the proxy/prospectus, disclose that the information in the fee table reflects the fees and expenses of the Registrant for its fiscal period ended September 30, 2009 and of the Acquired Fund for its fiscal period ended January 31, 2010 and that the pro forma information is based on the fiscal period ended September 30, 2009  Confirm that the information in the fee table for the Registrant for the fiscal period ended September 30, 2009 is consistent with the Registrant’s semi-annual report to shareholders for the fiscal period ended September 30, 2009 (the “Semi-Annual Report”).

Response:  The proxy/prospectus has been revised to reflect the Staff’s comment.

5.                                      On page 29 of the proxy/prospectus, disclose the correct date for the Acquired Fund’s most recent Semi-Annual Report.

Response:  The proxy/prospectus has been revised to reflect the Staff’s comment.

6.                                      In the performance table for each Fund on page 31 of the proxy/prospectus, only show information as of December 31, 2009.  The Registrant may, if it desires, disclose year-to-date information as of the most recent calendar quarter.

Response:  The proxy/prospectus has been revised removing the performance table.

7.                                      On page 34 of the proxy/prospectus  under the heading “Expenses of the Reorganization” disclose the estimated cost of the Reorganization.

Response:  The proxy/prospectus has been revised to reflect the Staff’s comment.

8.                                      In the capitalization table on page 40 of the proxy/prospectus, include a column entitled “Pro Forma Adjustments.”

Response:  The proxy/prospectus has been revised to reflect the Staff’s comment.

9.                                      On page 52 of the proxy/prospectus, unless the Registrant’s Annual Report has been filed with the Commission, please use the Financial Highlights as disclosed in the Registrant’s Semi-Annual Report.

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Response:  The proxy/prospectus has been revised to reflect the Staff’s comment.

10.                               In the narrative pro forma financial statements, disclose whether the administration and accounting fees of the Registrant will be paid by the Registrant after the Reorganization has been effected.

Response:  The proxy/prospectus has been revised to reflect the Staff’s comment.  Currently, the investment adviser of the Registrant has voluntarily agreed to pay the accounting and administrative expenses of the Registrant.  Such arrangement is not contractual and may be discontinued at the investment adviser’s discretion.  It is anticipated that the investment adviser will discontinue such arrangement after the Reorganization is effected.  Accordingly, the administrative and accounting fees will be paid for by the Registrant pursuant to the terms of the administration and accounting agreement, which are approximately $190,000.  The narrative pro forma financial statements have been revised to reflect the administrative and accounting fee as an expense of the Registrant.

11.                               In the narrative pro forma financial statements, included in the Registration Statement, include disclosure required by FASB 157 related to fair valuation of portfolio securities.

Response:  The SAI has been revised to reflect the Staff’s comment.

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*              *              *

This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.

If you have any questions regarding the Amendment, please contact the undersigned at 215.981.4346 or, in his absence, John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ Andrew C. Maher
Andrew C. Maher

cc:	Clifford D. Corso, President of the Registrant John M. Ford, Esq.

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Exhibit A

RIVUS BOND FUND

113 KING STREET

ARMONK, NY 10504

May 3, 2010

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rivus Bond Fund (the “Fund”)
File Nos. 333-165590 and 811-02201

Dear Sir or Madam:

In connection with the Fund’s response to certain oral comments received from the Commission staff, with respect to the Fund’s registration statement on Form N-14 under the Securities Act of 1933, as amended (the “1933 Act”) filed with the Commission on March 19, 2010, as amended on April 12, 2010 and April 22, 2010 (the “Registration Statement”), the Fund is providing the following, as instructed:

The Fund acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund of its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Fund may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Joseph V. Del Raso, Esq. of Pepper Hamilton, LLP, counsel to the Fund, at 215.981.4506 or, in his absence to John P. Falco, Esq. of Pepper Hamilton at 215.981.4659.

Very truly yours,

/s/ Clifford D. Corso
Clifford D. Corso
President

Cc:	Ms. Christina DiAngelo, Staff Accountant, Securities and Exchange Commission Mr. James E. O’Connor, Attorney/Advisor, Securities and Exchange Commission Joseph V. Del Raso, Esq.